UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 5th of October, 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



For Immediate Release                                           5 October  2005


                                  Directorate
          Sir Derek Higgs to leave Board of Allied Irish Banks, p.l.c.


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) has today announced the resignation of Sir Derek Higgs as a Non-Executive Director, arising from his forthcoming appointment as Chairman of Alliance & Leicester, p.l.c. the UK financial services group. His resignation has immediate effect.


Sir Derek joined the Board of AIB in November 2000, and has served also on the Audit Committee and the Remuneration Committee.


Commenting on Sir Derek's resignation, AIB Chairman Mr. Dermot Gleeson said:


"We congratulate Derek on this significant appointment. We thank him for his excellent services to AIB over the past five years, and we wish him well for the future.


AIB has been fortunate to have had the services of a Director of Derek's calibre. He brought to our Board his wide banking and business experience, as well as a deep insight into the UK financial services market, where AIB now has a significant business."

                                     -ENDS-


For further information please contact:
Catherine Burke                                 Maurice Tracey
Head of Corporate Relations                     Group Investor Relations Manager
AIB Group                                       AIB Group
Bankcentre                                      Bankcentre
Dublin 4                                        Dublin 4
Tel: +353-1-6600311 ext. 13894                  Tel: +353-1-6600311 ext. 14191







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  5 October, 2005                          By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.